UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 496. In the City of Buenos Aires, on the 7th day of the month of March of 2025, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA, Messrs. Daniel Marx, Esteban Macek, Neil Bleasdale, Edgardo Volosin, Eduardo Marcelo Vila, Ricardo Nicolás Mallo Huergo, Federico Zin, Alejandro Sicardi de Estrada, Santiago Eliceche, Luis María Abba, Flavia Bevilacqua and Javier Freigedo, and Supervisory Committee Regular Members Messrs. Carlos Cvitanich, Javier Errecondo and Lisandro Vázquez Giménez, on behalf of such Committee, meet remotely. The meeting is also attended by Dra. María José Van Morlegan, Legal and Regulatory Affairs Director, and Mr. Germán Ranftl, Finance and Control Director. It is hereby stated that as provided for in section 25 of the Company’s Bylaws that allows for the holding of remote Board meetings, the meeting is conducted through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting. At 11.30 a.m., a unanimous quorum being present, the meeting is called to order and the FIRST ITEM of the Agenda is brought for consideration: […]. Immediately afterwards, the FIFTH ITEM of the Agenda is put under consideration: 5°) CONSIDERATION OF THE ANNUAL REPORT AND THE CODE OF CORPORATE GOVERNANCE REPORT, STATEMENT OF FINANCIAL POSITION, STATEMENT OF COMPREHENSIVE INCOME, STATEMENT OF CHANGES IN EQUITY, STATEMENT OF CASH FLOWS, NOTES TO THE FINANCIAL STATEMENTS, APPENDIXES AND SUPPLEMENTARY INFORMATION, INFORMATIVE SUMMARY, INFORMATION REQUIRED BY THE LISTING REGULATIONS OF BOLSAS Y MERCADOS ARGENTINOS (BYMA) AND THE REGULATIONS OF THE NATIONAL SECURITIES COMMISSION (CNV), report of the CERTIFYING ACCOUNTANT, SUPERVISORY COMMITTEE’S REPORT AND ALLOCATION OF PROFITS, RELATING TO THE FISCAL YEAR ENDED DECEMBER 31, 2024. The Board of Directors unanimously RESOLVES TO: (i) acknowledge that which has been informed and approve all the accounting documentation brought to its consideration under this item of the Agenda, the transcription of which to these minutes is omitted because it has been transcribed to the Inventory and Balance Sheet Book, except for the Annual Report and its Appendix I (Corporate Governance Report, CNV General Resolution 797), which is hereby transcribed as Appendix I to these minutes; and (ii) authorize Mr. Daniel Marx, in his capacity as the Company’s Chairman, to sign in the name and on behalf of the Company the Annual Report, the Financial Statements and other related documentation previously approved, as well as to make the presentations and perform any other acts that would be necessary or required by the relevant authorities. It is hereby stated that the Directors Alejandro Sicardi de Estrada, Santiago Eliceche, Luis María Abba, Flavia Bevilacqua and Javier Freigedo express that, should there exist any statement about the measures taken by the Federal Government and its public policies in the approved documentation, they reserve their opinion […]

Mr. Carlos Cvitanich, member of the Supervisory Committee, states that the meeting has been conducted with sufficient quorum and in accordance with applicable legal regulations and the Company’s Bylaws. The meeting is adjourned at 12.05 a.m.

Signed: Daniel Marx, Esteban Macek, Neil Bleasdale, Edgardo Volosin, Eduardo Vila, Federico Zin, Nicolás Mallo Huergo, Santiago Eliceche, Alejandro Sicardi, Luis María Abba, Flavia Bevilacqua, Javier Freigedo, Carlos Cvitanich, and Lisandro Vázquez Giménez

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2025